Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

January 20, 2022

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Eric McPhee

Wilson Lee

Ronald E. Alper

Maryse Mills-Apenteng

Re:	Kensington Capital Acquisition Corp. IV

Draft Registration Statement on Form S-1

Submitted December 15, 2021

CIK No. 0001899287

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated January 11, 2022 addressed to the Company with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, we are concurrently submitting the Registration Statement electronically via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted December 15, 2021

Cover Page

1.

Please revise your cover page to disclose that your initial shareholders will own shares representing at least 30.0% (or 37.0% if your sponsor purchases $20 million of the units issued in this offering) of your outstanding ordinary shares immediately following the completion of this offering. In addition, in an appropriate location in the prospectus, please disclose the reason(s) for the creation of two classes of warrants, and disclose on the cover page that these features are different than the traditional SPAC structure.

The Company has (i) revised the disclosure on the cover page of the prospectus to disclose the percentage ownership by the sponsor, (ii) added additional disclosure on pages 38 and 132 of the prospectus to disclose the reason(s) for the creation of two classes of warrants, and (iii) disclosed on the cover page that these features are different than those of the traditional SPAC structure in response to the Staff’s comment.

Capitalization, page 101

2.

We note in your summary risk factor on page 48 that you intend to account for the public warrants as liabilities. Please confirm, and revise your disclosure in footnote 4 to the capitalization table to state, if true, that the warrant liability recognized in your capitalization table includes both public and private warrants.

The Company has revised the disclosure on page 103 in response to the Staff’s comment.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp. IV

David J. Goldschmidt, Gregg A. Noel

Skadden, Arps, Slate, Meagher & Flom LLP